ULTRA CARE, INC.
999 Third Ave.
Suite 3800
Seattle, WA 98104

November 28, 2007

By Fax and Edgar

Philip Rothenberg,
Attorney-Advisor
Division of Corporation Finance
Securities and Exchange Commission

Re: Ultra Care, Inc.
Registration Statement on Form SB-2
File No. 333-147195
Filed November 7, 2007

Dear Mr. Rothenberg:

Thank you for advising us that the Commission has not and will not review the above-referenced registration statement (the “Registration Statement”) of Ultra Care, Inc. (the “Company”). The Company hereby requests acceleration of the effective date of the Registration Statement to November 30, 2007 at 11:00 a.m. or as soon thereafter as practicable, and as part of this request acknowledges the following:

•
should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective pursuant to this request, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you need any additional information for purposes of this request, please contact our counsel, Steve Kronengold, at (718)360-5351.

Sincerely, /s/ Clifford Belgica Clifford Belgica, President

cc:	Steve Kronengold
SRK Law Offices
011 972 8-936-6000